Make:



LETTER ⌄

Dear investors,

We need your help!

You can best support Make: and Maker Faire by participating in the maker community and its ecosystem. Please introduce Make: and Maker Faire to your local school, library, or community group. Students everywhere can benefit from the hands-on learning and the community associated with making. Please connect us with foundations, sponsors, corporations, or media outlets interested in supporting, investing, or broadcasting the benefits of making. Another powerful way to help Make: is to introduce us to makers. We'd love to include these makers and their stories in Make: magazine and Maker Faire. Their stories will inspire a new generation of makers.

Sincerely,

Todd Sotkiewicz

VP

Dale Dougherty

President

How did we do this year?

REPORT CARD



☺ The Good

Maker Faire Bay Area was a success with over 25,000 attendees and nearly double the sponsorship interest over 2024.

In its 20th year, Make: magazine newsstand unit sales grew 8%, out-performing the market by approximately 25%.

Make:'s registered trademarks now include Make:, Maker Faire, Maker Shed, Makey, and Very Useful Monsters.

☹ The Bad

The company generated a significant operating loss primarily driven by lower-than-expected revenue growth.

Digital advertising revenue decreased as media adjusts to AI-driven shifts in search, discovery, and content consumption.

Development and delivery of several commerce products lagged due to parts availability.

2025 At a Glance

January 1 to December 31



$3,860,968 [1%]
Revenue



-$927,557
Net Loss



$1,348,765 +6%
Short Term Debt



$962,468
Raised in 2025



$231,080
Cash on Hand
As of 03/ 4/26

INCOME   BALANCE   NARRATIVE

 Revenues   ● Profit



$3,896,839

$3,860,968

-$754,331

-$927,557

2024

2025

Net Margin: -24%   Gross Margin: 43%   Return on Assets: -56%   Earnings per Share: -$0.04

Revenue per Employee: $227,116   Cash to Assets: 7%   Revenue to Receivables: 2,293   Debt Ratio: 150%

 Make_GAAP_Financial_Report_2024-2025.pdf

We ❤ Our 736 Investors

Thank You For Believing In Us

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Thank You!

From the Make: Team



Dale Dougherty

President

Dale Dougherty is widely regarded as a visionary leader in the maker community, whose efforts have helped democratize access to technology, foster creativity, and empower

individuals to become active participants in...

Details

The Board of Directors

Director	Occupation	Joined
Dale Dougherty	Publisher @ Make Community LLC	2019

Officers

Officer	Title	Joined
Todd Sotkiewicz	Vice President	2019
Dale Dougherty	President	2019

Voting Power

Holder	Securities Held	Voting Power
Dale Dougherty	21,264,545 Class B Units	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2023	$500,000		Other
05/2025	$312,468		4(a)(6)
12/2025	$650,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Dale Dougherty	07/10/2023	$500,000	$500,000	%	12/31/2030	Yes
Dale Dougherty	12/31/2025	$650,000	$1,150,000	%	12/31/2030	Yes

Related Party Transactions

The single member (Dale Dougherty) serves on the board of a separate entity that licenses certain books and event rights from the Company. This separate entity also perform marketing activities on behalf of the Company. It is paid 18% of sales for its book marketing activities. The Company generated revenue of $722,973 and $671,737 in 2022 and 2023,

respectively, and incurred cost of revenue of $526,450 and $438,415 in 2022 and 2023, respectively, related to this related party.

The single member (Dale Dougherty) serves on the board of Maker Education Initiative (MEI). MEI has received charitable contributions from a separate company through the sale of the Company's books.

Name	Dale Dougherty
Amount Invested	$650,000
Transaction type	Loan
Issued	12/31/2025
Outstanding principal plus interest	$1,150,000 as of 03/2026
Maturity	12/31/2030
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units	21,264,545	21,264,545	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Consumer and sponsor interest in events and the talent/product presenting at events is subject to changing market interests.

Our business is particularly sensitive to fluctuations in general economic conditions in the United States and other global markets in which we operate. A decline in global or regional economic conditions, or consumers' fears that economic conditions will decline, whether due to inflation, elevated interest rates, or other economic, pandemic or geopolitical uncertainties could cause declining consumer spending, or other dynamic factors generally affecting economic conditions.

Event disruption risks such as weather conditions, natural disasters, pandemics and health emergencies, civil or political unrest, terrorism or security concerns, transportation, regulatory changes, economic uncertainty and infrastructure availability may negatively impact the successful presentation of a live event and financial results. Events involve large gatherings of people, which can pose health and safety risks. Any incidents could result in liability claims and damage to reputation.

The Company licenses Maker Faires throughout the world. Operating conditions for successful licensed events vary by location. The availability and cost of suitable venues are critical to our operations. Increases in venue costs or difficulty in securing appropriate venues could adversely affect profitability.

The Company is dependent on the success of its products beyond Maker Faire including its magazine, books, educational programs and e-commerce activities.

Business projections are estimates; objectives may not be reached because of changes in revenue models and unexpected circumstances impacting assumptions. Our business experiences seasonal variations, which could lead to fluctuations in financial performance.

The Company may need to raise more money, debt or equity, in the future. Operational cuts could be necessary if future fund-raising activities are not sufficient. If we issue additional equity securities to obtain funding, such an issuance may result in substantial dilution to the holders of Class A-1 Units who do not have anti-dilution rights. An issuance of additional equity securities would result in a reduction of an existing Unit holder's percentage interest in the Company. If the Company raises debt financing, it may be required to secure the financing with all of its business assets, which could be sold or retained by the creditor.

Technology and privacy changes impacting the use of current customer acquisition digital tools could impact the Company's ability to direct market to consumers. Our reliance on technology for ticket sales, marketing and event management makes the Company vulnerable to cyber attacks, system failures, and technological disruptions.

The Company must comply with various laws and regulations including labor laws and data protection regulations. Non-compliance could result in fines, legal action and reputational damage.

There can be no assurance that the Company's insurance coverage will be sufficient to cover the full extent of all losses or liabilities, that the Company will be able to obtain coverage at commercially reasonable rates or obtain adequate coverage.

The Company's business relies on intellectual property, including trademarks and copyrighted material. Any infringement on our intellectual property or failure to protect it could harm the Company's competitive position.

Unlike listed companies, that are valued publicly through market-driven prices, the valuation of private companies is difficult to assess, and you may risk overpaying for your investment.

Holders of Class A-1 Units have no voting rights. As a result, practically all matters will be decided by the vote of the holders of Class B Units which currently consist of the founder of the Company. As a result, conflicts of interest may arise among the holders of Class B Units, on the one hand, and the holders of Class A-1 Units on the other hand. The Class B Unit holder has the ability to influence the Company's business through the ownership of the sole voting units. If the holders of Class A-1 Units are dissatisfied with the performance of the Company, they have no ability to remove the manager. The manager has the sole discretion regarding the amounts and timing of distributions to members, including to decide to forego such distributions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by

the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Make Community LLC

Delaware Limited Liability Company
Organized June 2019
17 employees
150 Todd Road
Santa Rosa CA 95407 https://make.co/

Business Description

Refer to the Make: profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Make: is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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